EXHIBIT(a)(1)(vii)
     This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated April 27, 2007, and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.
Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
OMI Corporation
at
$29.25 Net Per Share
by
Omaha, Inc.
a jointly owned subsidiary of
Teekay Shipping Corporation
(through Teekay Acquisition Holdings LLC) and
A/S Dampskibsselskabet TORM
     Omaha, Inc., a corporation organized under the laws of the Marshall Islands (the “Purchaser”) and a jointly owned subsidiary of Teekay Shipping Corporation, a corporation organized under the laws of the Marshall Islands (“Teekay”) (through its wholly owned subsidiary Teekay Acquisition Holdings LLC, a limited liability company organized under the laws of the Marshall Islands (“Teekay Acquisition Holdings”)) and A/S Dampskibsselskabet TORM, a Danish company (“TORM” and together with Teekay, the “Parents”), is offering to purchase all outstanding shares of common stock, par value $0.50 per share (the “Common Stock”), including the associated preferred stock purchase rights (the “Rights” and, together with the shares of Common Stock, the “Shares”), of OMI Corporation, a corporation organized under the laws of the Marshall Islands (the “Company”), at a purchase price of $29.25 per Share net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 27, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,
ON FRIDAY, MAY 25, 2007, UNLESS THE OFFER IS EXTENDED.
     The Offer is being made pursuant to a Transaction Agreement, dated April 17, 2007, as the same may be amended (the “Transaction Agreement”), among the Parents, the Purchaser and the Company. The Transaction Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and the satisfaction or waiver of certain conditions in the Transaction Agreement, the Company will merge with and into the Purchaser (the “Merger”), with the Purchaser continuing as the surviving corporation and a jointly owned subsidiary of Teekay and TORM. In the Merger, each outstanding Share (other than the Dissenting Shares, as defined in the Offer to Purchase, and any Shares held by the Company, the Parents and any of their respective subsidiaries, including the Purchaser) will be converted into the right to receive the price paid pursuant to the Offer, without interest. The Transaction Agreement is more fully described in Section 13 of the Offer to Purchase.
     The Board of Directors of the Company has unanimously, among other things, (i) determined that the transactions contemplated by the Transaction Agreement, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the shareholders of the Company, (ii) approved and declared advisable the Transaction Agreement and the transactions contemplated thereby, and (iii) determined to recommend that the shareholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by applicable law, adopt the Transaction Agreement and authorize the Merger.
     The Offer is conditioned upon the satisfaction or waiver of, among other things, the following conditions: (i) immediately prior to the Expiration Date (as defined below), there being validly tendered and not properly withdrawn a number of Shares which, together with the number of Shares then owned beneficially by the Parents, the Purchaser or any affiliate of any of them, represents at least a majority of the Shares outstanding on the Expiration Date on a fully diluted basis (the “Minimum Tender Condition”), (ii) any waiting periods, consents or other approvals under applicable antitrust laws, including the
     Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations promulgated thereunder, having expired, been terminated or been granted and (iii) certain other terms and conditions described in Section 15 of the Offer to Purchase. There is no financing condition to the Offer.
     The Purchaser reserves the right to waive any conditions to the Offer and to make changes in the terms of the Offer. However, the Purchaser has agreed in the Transaction Agreement that the Purchaser will not, without the prior written consent of the Company, (i) decrease or change the form of the consideration to be paid for Shares pursuant to the Offer, (ii) amend or waive the Minimum Tender Condition, (iii) impose conditions in addition to those set forth in Section 15 in the Offer to Purchase or modify any such condition in a manner adverse to the Company’s shareholders, or (iv) otherwise change the terms or conditions of the Offer in a manner adverse to the Company’s shareholders.
     If by 5:00 p.m., New York City time, on Friday, May 25, 2007 (or any later time as determined, subject to the terms of the Transaction Agreement, following an extension of the period of time during which the Offer is open (the “Expiration Date”)), any condition to the Offer is not satisfied or waived, the Purchaser will extend the Offer for an additional period, from time to time until all of the conditions are satisfied or waived, or until certain agreed extension periods have expired. See Section 1 of the Offer to Purchase. However, the Purchaser is not required to extend the Offer beyond October 31, 2007. The Purchaser will also extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (or the staff thereof) or the New York Stock Exchange applicable to the Offer. Any extension of the Offer will be followed by a public announcement of the extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder’s Shares.
     After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but fewer than 90% of the total number of outstanding Shares have been validly tendered, the Purchaser may, if requested by the Company, make available a subsequent offering period to permit additional tenders of Shares. No withdrawal rights apply to Shares tendered in any subsequent offering period, and no withdrawal rights apply during any subsequent offering period with respect to Shares previously tendered in the Offer and accepted for payment. The Purchaser does not currently intend to provide a subsequent offering period, although the Purchaser reserves the right to do so.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice to Citibank, N.A. (the “Depositary”) of its acceptance for payment of the tenders of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)), (ii) a properly completed and duly executed Letter of Transmittal (or copy thereof) and (iii) any other required documents. Under no circumstances will the Purchaser pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any delay in making such payment.
     Tenders of Shares made pursuant to the Offer may be withdrawn at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after June 25, 2007, unless such Shares have been accepted for payment as provided in the Offer to Purchase. To properly withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to such Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the
     Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice of withdrawal must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering shareholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.
     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.
     In most circumstances, a sale of Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. For a description of material U.S. federal tax considerations, see “The Offer — Section 5. Material U.S. Tax Considerations” in the Offer to Purchase.
     The Company provided the Purchaser with the Company’s shareholder lists and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and related documents to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
     Shareholders should carefully read each of the Offer to Purchase and the Letter of Transmittal in their entirety before making any decision with respect to the Offer because they contain important information.
     Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other related materials may be directed to and obtained from the Information
     Agent as set forth below, and copies will be furnished promptly at the Purchasers expense. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.
The Information Agent for the Offer is:
17 State Street, 10th Floor
New York, NY 10004
Banks and Brokerage Firms, Please Call:
(212) 440-9800
Shareholders and All Others Call Toll-Free:
(866) 577-4989
April 27, 2007